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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69827

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22** AND ENDING **12/31/22**
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Financial Advocates Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1601 Cooper Point Rd NW

(No. and Street)

Olympia	**WA**	**98502**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Megenity	**770-263-6003**	**bmegenity@bdcaonline.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC

(Name – if individual, state last, first, and middle name)

3500 Lenox Rd., Suite 1500 Atlanta	**GA**	**30326**
(Address) (City)	(State)	(Zip Code)
05/05/2009		**3514**
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-S(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Gary Campbell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Financial Advocates Securities, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

VALERIE LOVETT
COMMISSION EXPIRES
NOTARY
21034654
PUBLIC
10-28-25
STATE OF WASHINGTON

Signature:

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FINANCIAL ADVOCATES SECURITIES, LLC
Financial Statements
For the Year Ended
December 31, 2022
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Financial Advocates Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Financial Advocates Securities, LLC (the "Company") as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

March 17, 2023
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Financial Advocates Securities, LLC
Statement of Financial Condition
As of December 31, 2022

Assets

Cash	$	17,142
Prepaid expenses and deposits		2,177
Total assets	$	**19,319**

Liabilities and member's equity

Liabilities

Accounts payable and accrued expenses	$	552
Total liabilities		552
Member's equity		18,767
Total liabilities and member's equity	$	19,319

See notes to financial statements.

Financial Advocates Securities, LLC
Statement of Operations
For the Year Ended December 31, 2022

Revenue

Forgiveness of Indebtedness - Related Party	$	7,928
Total Revenue		7,928

Expenses

Technology and communications	2,888
Professional fees	11,950
Occupancy	1,944
Compensation and benefits	1,800
Other	3,066
Total Expenses	21,648

Net loss	$	(13,720)

See notes to financial statements.

Financial Advocates Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2022

Balance at		
December 31, 2021	$	32,487
Net loss		(13,720)
Balance at		
December 31, 2022	$	18,767

See notes to financial statements.

Financial Advocates Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash flows from operating activities:

Net loss	$	(13,720)
Adjustments to reconcile net loss to net cash used		
by operating activities:		
Changes in assets and liabilities:		
Decrease in prepaid expenses and deposits		506
Increase in accounts payable and accrued expenses		552
Decrease in due to related party		(3,464)
Net cash used by operating activities		(16,126)
Net decrease in cash		(16,126)
Cash at beginning of year		33,268
Cash at end of year	$	17,142

See notes to financial statements.

Note 1   **Organization and Summary of Significant Accounting Policies**

Organization and Description of Business
Financial Advocates Securities, LLC (the "Company'') is a wholly owned subsidiary of FA Holdings, Inc. ("Member"). The Company was formed on June 10, 2019 under the laws of the state of Washington. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company intends to act as a municipal securities broker solely engaged in the receipt of commission override payments (529 plans) from other member firms. As a limited liability company, the member's liability is limited to its investment.

Revenue Recognition
The Company intends to earn from other member firms commission override payments from the sales of 529 plans to customers. Commission override payments are transaction based and revenue would be recognized at the point in time that the sales to customers occur.

Income Taxes
The Company's income or loss is reported on the Member's S Corporation income tax return. Accordingly, the financial statements do not include a provision for income taxes.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Note 2   **Financial Instruments and Concentration of Risk**
Financial instruments subject to risk concentration is cash. The Company maintains depository cash with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor.

Note 3   **Contingencies**
The Company is subject to litigation in the normal course of business. The Company had no litigation matters during 2022.

Note 4   **Net Capital Requirements**

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $16,590, which was $11,590 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.03 to 1.00.

Note 5   **Related Party Transactions**

The Company has an expense sharing agreement with a sister company. Pursuant to the agreement, the sister company allocates office space, administrative, personnel and technology costs to the Company based on estimated usage and relative time spent between the two entities. The Company's share of allocated expenses under the agreement amounted to approximately $4,464 during the year ended December 31, 2022. No amounts are due under this agreement as of December 31, 2022.

During 2022, the sister company forgave $7,928 of amounts owed to it by the Company from current and prior year expenses allocated to the Company under the expense sharing agreement. This amount has been included in forgiveness of indebtedness revenue on the accompanying Statement of Operations.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

Note 6   **Subsequent Events**

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

Note 7   **Net Loss**

The Company incurred a loss during the year ended December 31, 2022. The Company's Member has represented that it intends to make capital contributions, as needed, to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SUPPLEMENTAL INFORMATION

Schedule I

Financial Advocates Securities, LLC
Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2022

Computation of Net Capital

Total member's equity	$	18,767
Deduction for non-allowable assets		
Prepaid expenses and deposits		2,177
Total non-allowable assets		2,177
Net capital before haircuts		16,590
Less haircuts		-
Net capital		16,590
Aggregate indebtedness		552
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess Net Capital	$	11,590
Ratio of aggregate indebtedness to net capital		0.03 to 1.00

Reconciliation with Company's Computation of Net Capital included in Part IIA of Form X-17A-5 as of December 31, 2022:

There is no significant difference between net capital as computed above and net capital as reported on Part IIA of Form X-17A-5, as amended, as of December 31, 2022.

FINANCIAL ADVOCATES SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2022

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2022

With respect to the Information Relating to Possession or Control Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34- 70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Financial Advocates Securities, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Financial Advocates Securities, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) Financial Advocates Securities, LLC stated that Financial Advocates Securities, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. Financial Advocates Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial Advocates Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

March 17, 2023
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC



Financial Advocates Securities, LLC

FINANCIAL ADVOCATES SECURITIES, LLC'S EXEMPTION REPORT

We, as members of management of Financial Advocates Securities, LLC (the "Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i), or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted no revenue business activities with customers throughout the year ended December 31, 2022. The Company intends to act as a municipal securities broker that receives commission override payments.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2022, to December 31, 2022, without exception.

Gary Campbell, CEO

1601 Cooper Point Road NW, Olympia, WA 360-250-2055 Garycampbellgary@outlook.com